Exhibit 12-A


               CHRYSLER FINANCIAL CORPORATION AND SUBSIDIARIES

             COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                       Nine Months Ended
                                                         September 30,
                                                          (Unaudited)
                                                       ----------------
                                                       1994       1993
                                                       -----      -----
                                                     (dollars in millions)
Net Earnings before cumulative effect
  of changes in accounting principles                  $ 141      $ 103
       Add back:
          Taxes on income                                 85         73
          Fixed charges                                  569        628
                                                       -----      -----

             Earnings available for fixed charges      $ 795      $ 804
                                                       =====      =====

       Fixed charges:
          Interest expense                             $ 556      $ 613
          Rent                                            13         15
                                                       -----      -----

             Total fixed charges                       $ 569      $ 628
                                                       =====      =====

Ratio of earnings to fixed charges                      1.40       1.28
                                                       =====      =====

The ratios of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).